# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NN INC, CIK 0000918541
CUSIP: 629337106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0000921895-19-000116
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,708,799; sole dispositive power 0; shared dispositive power 3,708,799; aggregate amount beneficially owned 3,708,799 (4.5% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 368,388; sole dispositive power 0; shared dispositive power 368,388; aggregate amount beneficially owned 368,388 (0.4% of the class)
- Legion Partners Special Opportunities, L.P. XI (CIK 0001768000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 488,282; sole dispositive power 0; shared dispositive power 488,282; aggregate amount beneficially owned 488,282 (0.6% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,565,469; sole dispositive power 0; shared dispositive power 4,565,469; aggregate amount beneficially owned 4,565,469 (5.5% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,614,548; sole dispositive power 0; shared dispositive power 4,614,548; aggregate amount beneficially owned 4,614,548 (5.6% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 4,614,848; sole dispositive power 0; shared dispositive power 4,614,848; aggregate amount beneficially owned 4,614,848 (5.6% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,614,848; sole dispositive power 0; shared dispositive power 4,614,848; aggregate amount beneficially owned 4,614,848 (5.6% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,614,848; sole dispositive power 0; shared dispositive power 4,614,848; aggregate amount beneficially owned 4,614,848 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NN INC
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners XI and Legion Partners Holdings were purchased with working capital.

The aggregate purchase price of the 3,494,704 Shares owned directly by Legion Partners I is approximately $32,374,718, including brokerage commissions. The aggregate purchase price of the 214,095 Shares underlying certain Warrants (as previously defined and described in Amendment No. 4 to the Schedule 13D) owned directly by Legion Partners I is approximately $155,283, including brokerage commissions. The aggregate purchase price of the 357,483 Shares owned directly by Legion Partners II is approximately $805,826, including brokerage commissions. The aggregate purchase price of the 10,905 Shares underlying certain Warrants owned directly by Legion Partners II is approximately $7,909, including brokerage commissions. The aggregate purchase price of the 488,282 Shares owned directly by Legion Partners XI is approximately $3,722,133, including brokerage commissions. The aggregate purchase price of the 300 Shares owned directly by Legion Partners Holdings is approximately $2,568, including brokerage commissions.

Mr. White was awarded 49,079 shares of restricted stock in connection with his service as a director of the Issuer, all of which have vested.

Because Mr. White served on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his former Board position. As a result, when the Issuer delivered such securities to Mr. White, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. White by the Issuer in respect of Mr. White's former Board position, for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 82,580,864 Shares outstanding as of August 5, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026, and (ii) the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, Legion Partners I beneficially owned directly 3,708,799 Shares, including 214,095 Shares underlying certain Warrants, representing approximately 4.5% of the outstanding Shares.

As of the date hereof, Legion Partners II beneficially owned directly 368,388 Shares, including 10,905 Shares underlying certain Warrants, representing approximately 0.4% of the outstanding Shares.

As of the date hereof, Legion Partners XI beneficially owned directly 488,282 Shares, representing approximately 0.6% of the outstanding Shares.

Legion Partners, LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, may be deemed the beneficial owner of the (i) 3,708,799 Shares beneficially owned directly by Legion Partners I, (ii) 368,388 Shares beneficially owned directly by Legion Partners II and (iii) 488,282 Shares beneficially owned directly by Legion Partners XI, representing approximately 5.5% of the outstanding Shares.

As of the date hereof, Legion Partners Asset Management may be deemed to beneficially own 49,079 Shares that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer. As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 3,708,799 Shares beneficially owned directly by Legion Partners I, (ii) 368,388 Shares beneficially owned directly by Legion Partners II and (iii) 488,282 Shares beneficially owned directly by Legion Partners XI, representing approximately 5.6% of the outstanding Shares.

As of the date hereof, Legion Partners Holdings beneficially owned directly 300 Shares. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,708,799 Shares beneficially owned directly by Legion Partners I, (ii) 368,388 Shares beneficially owned directly by Legion Partners II, (iii) 488,282 Shares beneficially owned directly by Legion Partners XI and (iv) 49,079 Shares beneficially owned by Legion Partners Asset Management that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, representing approximately 5.6% of the outstanding Shares.

Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,708,799 Shares beneficially owned directly by Legion Partners I, (ii) 368,388 Shares beneficially owned directly by Legion Partners II, (iii) 488,282 Shares beneficially owned directly by Legion Partners XI, (iv) 300 Shares beneficially owned directly by Legion Partners Holdings and (v) 49,079 Shares beneficially owned by Legion Partners Asset Management that were granted to Mr. White by the Issuer in his capacity as a director of the Issuer, representing approximately 5.6% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Exhibit 1 annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 16 to the Schedule 13D. Other than with respect to the cash-settled swap transactions reported therein, all of such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, each of Legion Partners I and Legion Partners II entered into the Swap Agreements (as previously defined and described in Amendment No. 10, No. 12 and No. 14 to the Schedule 13D), which provided each of Legion Partners I and Legion Partners II with economic results that were comparable to the economic results of ownership but did not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the notional Shares that were the subject of the Swap Agreements. Following the sale of the cash-settled swaps reported in Exhibit 1 annexed hereto, each of Legion Partners I and Legion Partners II have exited its respective swap position and is no longer a party to the Swap Agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transaction in Securities.

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (08/10/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (08/10/2026)
- Legion Partners Special Opportunities, L.P. XI: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (08/10/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (08/10/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (08/10/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (08/10/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (08/10/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (08/10/2026)